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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3 )*

                             BAY COMMERCIAL SERVICES
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    072201106
                                 (CUSIP Number)

      RANDALL D. GREENFIELD, BAY COMMERCIAL SERVICES, 1495 E. 14TH STREET,
                             SAN LEANDRO, CA 94572
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                    03/06/95
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC1746 (12-91)
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--------------------------                                     -----------------
  CUSIP NO.      072201106                                     Page 2 of 6 Pages
--------------------------                                     -----------------
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           William E. Peluso
--------------------------------------------------------------------------------

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

   3       SEC USE ONLY
--------------------------------------------------------------------------------

   4       SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------

   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------

   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
--------------------------------------------------------------------------------

                 7       SOLE VOTING POWER

  NUMBER OF              92,244
    SHARES       ----------------------------------------------------
 BENEFICIALLY    8       SHARED VOTING POWER
  OWNED BY
    EACH
  REPORTING              -0-
   PERSON        ----------------------------------------------------
    WITH
                 9       SOLE DISPOSITIVE POWER

                         92,244
                 ----------------------------------------------------

                 10      SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------

  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           92,244
--------------------------------------------------------------------------------

  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------

  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.50%
--------------------------------------------------------------------------------

  14       TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                       SEE INSTRUCTION BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 6
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Item 1.  Security and Issuer.

         This statement relates to the common stock, no par value (the "Common Stock"), of Bay Commercial Services, 1495 East 14th Street, San Leandro, California 94577.

Item 2.  Identity and Background.

 (a)     Name

         William E. Peluso

 (b)     Business Address:

         30 Marina
         San Leandro, CA 94574

 (c)     Present Principal Occupation and Name and Address of Organization:

         Mr. Peluso is the owner of the Blue Dolphin Restaurant at the San Leandro Marina, San Leandro, California. The address of the Blue Dolphin is set forth in (b) above.

 (d)     Criminal Convictions:

         Mr. Peluso has not, during the last five years, been convicted in a criminal proceeding.

 (e)     Civil Proceedings Regarding Federal or State Securities Laws:

         Mr. Peluso has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

 (f)     Citizenship:

         Mr. Peluso is a citizen of the United States of America.




                                Page 3 of 6 Pages
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Item 3.  Source and Amount of Funds or Other Consideration.

         A Schedule 13D was filed with the Securities and Exchange Commission (the "SEC") on June 8, 1989, reporting beneficial ownership by Mr. Peluso of more than five percent (5%) of the common stock of Bay Commercial Services (the "Company"), and amendments thereto were filed on September 22, 1989 and February 8, 1994. In the last amendment, Mr. Peluso reported shares beneficially owned and held as follows: 5,315 shares owned directly; 35,732 shares held by Pel Mar Inc., a corporation wholly owned by Mr. Peluso; 42,997 shares held by the Pel Mar Inc. Defined Benefit Pension Plan; and an option held by Mr. Peluso to purchase 7,000 shares granted under the Bay Commercial Services 1994 Stock Option Plan (the 1994 Plan ). In March, 1995, Mr. Peluso transferred beneficial ownership of the shares among the foregoing accounts, resulting in 40,852 shares held directly, 195 shares held by Pel Mar Inc., and 42,997 shares held by the Pel Mar inc. Defined Benefit Pension Plan. Mr. Peluso also holds exercisable options to purchase 8,200 shares of Common Stock, which options were granted under the 1994 Plan.

         All of the shares were acquired using personal funds of Mr. Peluso, Pel Mar Inc. or the Pel Mar Inc. Defined Benefit Pension Plan. None of the funds were borrowed. In the event that Mr. Peluso exercises his option, he intends to use his personal funds to purchase the shares.

Item 4.  Purpose of Transaction.

         As described in Item 3 herein, 40,852 shares of the Company's Common Stock are held directly by Mr. Peluso, 195 shares are held by Pel Mar Inc., 42,997 shares are held by the Pel Mar Inc. Defined Benefit Pension Plan and 8,200 shares are subject to options which are presently exercisable.

         Except as described herein, Mr. Peluso has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                  As described in Item 3 herein, 8,200 shares are subject to options held by Mr. Peluso which are presently exercisable.

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                                Page 4 of 6 Pages

         (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's articles, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

 Item 5.          Interest in Securities of the Insurer.

         (a) The aggregate number and percentage of the no par value Company Common Stock beneficially owned by Mr. Peluso is as follows:

                  Number of Shares      Percentage of Outstanding
                  Beneficially Owned    Shares Beneficially Owned

                  92,244(1)                  8.50(1)

-------------------
(1) Includes 195 shares held by Pel Mar Inc. and 42,997 shares held in the name of the Pel Mar Inc. Defined Benefit Pension Plan. Also includes 8,200 shares subject to options which are presently exercisable under the 1994 Plan.

         (b)      Number of shares as to which Mr. Peluso has:

                  (i)      sole power to vote or to direct the vote:

                           92,244   shares


                                Page 5 of 6 Pages
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         (ii)     shared power to vote or to direct the vote:

                  None.

         (iii)    sole power to dispose or to direct the disposition:

                  92,244   shares

         (iv)     shared power to dispose or to direct the disposition:

                  None.

         (c) Mr. Peluso has effected no transactions in the Company's Common Stock during the past sixty days.

         (d)      Not applicable.

         (e)      Not applicable.

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Insurer.

                  Not applicable.

 Item 7.          Material to be filed as Exhibits.

                  Not applicable.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 1996          /s/ William E. Peluso
                                ----------------------
                                William E. Peluso


                                Page 6 of 6 Pages